

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2010

Mr. Barry Somervail
Chief Executive Officer
Neuro-Biotech Corp.
Aeschenvorstadt 71, CH-4051
Basel, Switzerland

> **Re:** **Neuro-Biotech Corp.**
> **Item 4.01 Form 8-K**
> **Filed August 10, 2010**
> **File No. 033-55254-42**

Dear Mr. Somervail:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Ethan Horowitz
Staff Accountant